RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-171806

Pricing Supplement Dated January 28, 2013 To the Product Prospectus Supplement ERN-ETF-1 Dated February 16, 2011, Prospectus Supplement Dated January 28, 2011, and Prospectus Dated January 28, 2011	$4,273,000 Bullish Barrier Booster Notes Linked to the SPDR® Dow Jones Industrial Average ETF Trust, Due February 2, 2017 Royal Bank of Canada

Royal Bank of Canada is offering the Bullish Barrier Booster Notes (the “Notes”) linked to the performance of the Reference Asset named below.

The CUSIP number for the Notes is 78008SVF0. If the share price of the Reference Asset increases from the Initial Level to the Final Level, the Notes provide a fixed return of 25%. Additionally, if the share price of the Reference Asset increases from the Initial Level to the Final Level by more than 25%, the Notes provide a 125% leveraged return on any percentage increase above 25%. The Notes do not pay interest, and investors are subject to one-for-one loss of the principal amount of the Notes if the share price of the Reference Asset decreases from the Initial Level to the Final Level of more than 25%. Any payments on the Notes are subject to our credit risk.

Issue Date: January 31, 2013

Maturity Date: February 2, 2017

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated February 16, 2011, and “Selected Risk Considerations” on page P-6 of this pricing supplement.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public(1)	100.00%	$4,270,000.00
Underwriting discounts and commissions	3.25%	$138,872.50
Proceeds to Royal Bank of Canada	96.75%	$4,131,127.50

(1)	For $100,000 in principal amount of the Notes sold to certain fee-based advisory accounts, the price to the public was 97.00%.

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $32.50 per $1,000 in principal amount of the Notes for sales of notes to brokerage accounts, and used a portion of that commission to allow selling concessions to other dealers of $32.50 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The price of the Notes included a profit of $11.00 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. The total of the commission received by RBCCM for these sales, which includes concessions allowed to other dealers and the hedging profits of Royal Bank of Canada, was $43.50 per $1,000 in principal amount of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

With respect to sales to certain fee-based advisory accounts, RBCCM will offer the Notes at a purchase price of $970 per $1,000 principal amount, and will not receive a commission with respect to such sales. We may use this pricing supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes SPDR® Dow Jones Industrial Average ETF Trust, Due February 2, 2017

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC (“RBCCM”)

Reference Asset:	SPDR® Dow Jones Industrial Average ETF Trust

Bloomberg Ticker:	DIA

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	Janaury 28, 2013

Issue Date:	January 31, 2013

CUSIP:	78008SVF0

Valuation Date:	January 30, 2017

Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change is positive, but does not exceed 25.00%, then the investor will receive an amount equal to the principal amount, plus the Booster Coupon.

If, on the Valuation Date, the Percentage Change is greater than 25.00%, then the investor will receive an amount equal to:

Principal Amount + Booster Coupon + [Principal Amount x
(Percentage Change - 25.00%) x Leverage Factor]

If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than the Barrier Percentage (that is, the Percentage Change is between zero and -25.00%), then the investor will receive the principal amount only.

If, on the Valuation Date, the Percentage Change is negative, by more than the Barrier Percentage (that is, the Percentage Change is between -25.01% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + (Principal Amount x Percentage Change)

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:
Final Level - Initial Level Initial Level

Initial Level:	138.65

Final Level:	The closing share price of the Reference Asset on the Valuation Date.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes SPDR® Dow Jones Industrial Average ETF Trust, Due February 2, 2017

Booster Coupon:	25.00% multiplied by the Principal Amount.

Leverage Factor:	125%

Barrier Percentage:	25.00%

Barrier Level:	103.99 (75.00% of the Initial Level, rounded to two decimal places)

Maturity Date:	February 2, 2017, subject to extension for market and other disruptions, as described in the product prospectus supplement dated February 16, 2011.

Term:	Approximately four years

Principal at Risk:
The Notes are NOT principal protected.  You may lose all or a substantial portion of your principal amount at maturity if there is a percentage decrease from the Initial Level to the Final Level of more than 25%.

Calculation Agent:	RBCCM

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion in this pricing supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated February 16, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated February 16, 2011, as modified by this pricing supplement.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes SPDR® Dow Jones Industrial Average ETF Trust, Due February 2, 2017

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated February 16, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated February 16, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement ERN-ETF-1 dated February 16, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000547/c210112424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes SPDR® Dow Jones Industrial Average ETF Trust, Due February 2, 2017

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Final Level or the level of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000, the Barrier Percentage of 25% (the Barrier Level is 75% of the Initial Level), the Booster Coupon of 25%, the Leverage Factor of 125% of the principal amount, and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive, but less than the Booster Coupon.

	Percentage Change:	5.00%

	Payment at Maturity:	$1,000 + ($1,000 x 25.00%) = $1,000 + $250.00 = $1,250.00

	On a $1,000 investment, a 5.00% Percentage Change results in a Payment at Maturity of $1,250.00, a 25.00% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive and exceeds the Booster Coupon.

	Percentage Change:	30.00%

	Payment at Maturity:	$1,000 + $250.00 + [$1,000 x (30.00% - 25.00%) x 125.00%] = $1,000 + $250.00 + $62.50 = $1,312.50

	On a $1,000 investment, a 30.00% Percentage Change results in a Payment at Maturity of $1,312.50, a 31.25% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Barrier Percentage).

	Percentage Change:	-10.00%

	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Barrier Percentage, then the Payment at Maturity will equal the principal amount.

	On a $1,000 investment, a -10.00% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Barrier Percentage).

	Percentage Change:	-30.00%

	Payment at Maturity:	$1,000 + ($1,000 x -30.00%) = $1,000 - $300.00 = $700.00

	On a $1,000 investment, a -30.00% Percentage Change results in a Payment at Maturity of $700.00, a -30.00% return on the Notes.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes SPDR® Dow Jones Industrial Average ETF Trust, Due February 2, 2017

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk – Investors in the Notes could lose some or all of their principal amount if there is a decline in the share price of the Reference Asset.  You will lose 1% percent of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level if the Final Level is less than 25% of the Initial Level.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the share price of the Reference Asset increases after the pricing date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
You Will Not Have Any Rights to the Securities Included in the Reference Asset – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have.

•
The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity – The price at which you purchase of the Notes includes a selling concession (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
Market Disruption Events and Adjustments – The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes SPDR® Dow Jones Industrial Average ETF Trust, Due February 2, 2017

INFORMATION REGARDING THE REFERENCE ASSET

All disclosures contained in this pricing supplement regarding the Reference Asset, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The Reference Asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones Industrial AverageSM (the “Underlying Index”). To maintain the correspondence between the composition and weightings of stocks held by the Reference Asset, and the component stocks of the Underlying Index, the Reference Asset adjusts its holdings from time to time to conform to periodic changes in the identity and/or relative weightings of the index securities.

The Reference Asset utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index and will invest in all of the securities which comprise the Underlying Index.

The selection of the Reference Asset is not a recommendation to buy or sell the Reference Asset. Neither we nor RBCCM make any representation to you as to the performance of the Reference Asset.

The Reference Asset trades on the NYSE Arca, Inc. under the symbol “DIA”.

The Underlying Index

We have derived all information contained in this pricing supplement regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“the Index Sponsor”). The Index Sponsor, which owns the copyright and all other rights to the index, has no obligation to continue to publish, and may discontinue publication of, the index. Neither we nor RBCCM accept any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the Index or any successor to the Underlying Index.

The Underlying Index is widely used as an indicator of the pattern of the price movement of U.S. equities.  The calculation of the level of the Underlying Index is a price-weighted average of the stocks of 30 blue-chip companies that are generally the leaders in their industry.

The composition of the Underlying Index is not limited to traditionally defined industrial stocks.  Instead, the companies are chosen from sectors of the economy most representative of the country’s economic health.  The Underlying Index serves as a measure of the entire U.S. market, covering such diverse industries as financial services, technology, consumer services, health care and consumer goods.  The Index Sponsor maintains and reviews the Underlying Index and from time to time, in its sole discretion, may add companies to, or delete companies from, the Underlying Index to achieve the objectives stated above.  Composition changes are rare, however, and generally occur only after events such as corporate acquisitions or other dramatic shifts in a component’s core business.  When such an event causes one component to be replaced, the entire index is reviewed, and therefore, multiple component changes are often implemented simultaneously.  A stock typically is added if it has an excellent reputation, demonstrates sustained growth, is of interest to a large number of investors, and accurately represents the sector(s) covered by the Underlying Index.

The Underlying Index is price-weighted rather than market capitalization-weighted, which means that weightings are based only on changes in the stocks’ prices, rather than by both price changes and changes in the number of shares outstanding.  The divisor used to calculate the price-weighted average of the Underlying Index is not simply the number of component stocks; rather, the divisor is adjusted to smooth out the effects of stock splits and other corporate actions.  While this methodology reflects current practice in calculating the Underlying Index, no assurance can be given that the index sponsor will not modify or change this methodology in a manner that may affect the amount payable on the Notes at maturity.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes SPDR® Dow Jones Industrial Average ETF Trust, Due February 2, 2017

Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Asset. The information provided in this table is for the four calendar quarters of 2009, 2010, 2011, 2012, and the period from January 1, 2013 through January 28, 2013.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

Period- Start Date	Period- End Date	High Intra-Day Price of the Reference Asset in ($)	Low Intra-Day Price of the Reference Asset in ($)	Period-End Closing Price of the Reference Asset in ($)

1/1/2009	3/31/2009	$90.90	$64.78	$75.92
4/1/2009	6/30/2009	$89.01	$74.80	$84.66
7/1/2009	9/30/2009	$99.16	$80.97	$97.09
10/1/2009	12/31/2009	$105.64	$94.20	$104.05

1/1/2010	3/31/2010	$109.52	$98.37	$108.59
4/1/2010	6/30/2010	$112.57	$97.59	$97.73
7/1/2010	9/30/2010	$109.51	$96.20	$107.91
10/1/2010	12/31/2010	$115.98	$107.13	$115.60

1/1/2011	3/31/2011	$123.64	$115.51	$123.02
4/1/2011	6/30/2011	$128.62	$118.49	$123.83
7/1/2011	9/30/2011	$127.37	$105.74	$108.91
10/1/2011	12/31/2011	$123.00	$103.84	$121.85

1/1/2012	3/31/2012	$132.61	$122.60	$131.79
4/1/2012	6/30/2012	$133.14	$120.19	$128.57
7/1/2012	9/28/2012	$136.47	$124.78	$134.05
10/1/2012	12/31/2012	$136.44	$124.43	$130.90

1/1/2013	1/28/2013	$138.88	$132.74	$138.65

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes SPDR® Dow Jones Industrial Average ETF Trust, Due February 2, 2017

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We expect that delivery of the Notes will be made against payment for the Notes on or about January 31, 2013, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Supplemental Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

In the initial offering of the Notes, RBCCM offered the Notes at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document.

SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES

The following disclosure supplements the discussion in the product prospectus supplement dated February 16, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”

Dividend Equivalent. A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder (as defined in the product prospectus supplement).  Under recently proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the Notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments made on the Notes on or after January 1, 2014 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-U.S. holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the Notes in order to minimize or avoid U.S. withholding taxes.

Foreign Account Tax Compliance Act. The Internal Revenue Service has issued notices and the Treasury Department has issued final regulations affecting the legislation enacted on March 18, 2010 and discussed in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences — Supplemental U.S. Tax Considerations—Legislation Affecting Taxation of Notes Held By or Through Foreign Entities.”  . Pursuant to the final regulations, withholding requirements with respect to payments made on the Notes will generally begin no earlier than January 1, 2014, and the withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014.  Holders are urged to consult their own tax advisors regarding the implications of this legislation and subsequent guidance on their investment in the Notes.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes SPDR® Dow Jones Industrial Average ETF Trust, Due February 2, 2017

VALIDITY OF THE NOTES

In the opinion of Norton Rose Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 6, 2012, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on March 6, 2012.

In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated March 6, 2012, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated March 6, 2012.

RBC Capital Markets, LLC